UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

       Attached hereto is a copy of the Registrant’s press release issued on July 13, 2015, reporting the results for the three months ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd
Date: July 13, 2015
	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Reports Financial Results for the First Quarter Ended March 31, 2015

Company Makes Progress in Strategic Shift to SaaS Model; Mobile Offerings Show Accelerating Traction

Tel Aviv/ Plano, TX - May 19, 2015, – Top Image Systems, Ltd. (NASDAQ:TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights include:

•	Revenues of $8.3 million, a 3% increase over Q1 2014;

o
As expected, Q1 was a seasonably slow quarter impacted by the significant strengthening of the dollar, but the Company reiterates its expectation to achieve organic revenue growth on a constant currency basis of 15% and overall revenue growth of 20% for the full year. The Company expects strong sequential and year over year revenue growth in Q2;

•	Recurring revenues of $4.8 million, an increase of 84% year over year;

•	Positive adjusted EBITDA*;

o
The Company reiterates its expectation to achieve 10-12% adjusted EBITDA* margins for the year. Top Image Systems anticipates adjusted EBITDA* margin expansion in Q2, as increased revenue leverages fixed costs;

•	Mobile revenues for Q1 2015 alone amount to over 50% of total 2014 mobile revenues. Mobile progress during Q1 includes:

o	Signed a six-figure mobile identity document capture project for a financial provider in India;

o	Signed a MobiCHECK deal in the U.S. via a major partner;

o	Developed a strong North American mobile pipeline and sales in progress are promising;

•	Steady progress with SaaS solutions, including:

o	Selection of and progression to final negotiations for CloudDocs implementation at a top 10 U.S. bank;

o	Performance of Proof of Concept (POC) for eFLOW in the cloud at a multimillion dollar U.S.-based financial services vendor;

o	Both are expected to impact recurring revenue run rate in 2015;

•	Successful launch and deployment of first consolidated intelligent process application: eFLOW Lending

o	Integrates eFLOW, TIS Mobile and CloudDocs technologies;

o	Launch synched with successful eFLOW deployment at leading U.S. mortgage services provider Titan Lenders Corp.;

•	Appointment of accomplished industry innovator Carsten Nelk to position of CTO.

Michael Schrader, Chief Executive Officer of Top Image Systems, commented, “This has been a quarter of strategic progress against our multiple publicly stated goals and targets for 2015, and this progress reinforces our optimism for 2015. First, our mobile solutions are off to a great start this year.  Increased customer adoption and expansion of use cases offered by our mobile partners validates the ripening of the market from early adopters to broad uptake by the early majority. We have a robust North American pipeline and are actively working on numerous significant opportunities in the region, as well as worldwide, for all the applications in our mobile imaging portfolio.”

“In terms of our SaaS business, we are in advanced negotiations on several fronts and are cautiously confident that we will be able to close deals in the coming months that will have a strong positive impact on the company’s recurring revenue run rate, while also contributing to revenue stability and visibility.”

“Our pipeline for eFLOW AP and DMR solutions in North America is very strong. We plan to leverage our recent successful eFLOW solution implementations in the U.S. energy sector and in the U.S. mortgage industry as reference accounts that will aid us in anchoring our brand and spreading our solutions in North America.”

“Despite the expected seasonally slow revenue start to the year, we believe we are on track to achieve the goals we set out to achieve for 2015,” Mr. Schrader added.  “Consolidation in the market has created some large, interesting new and time-sensitive global partnership opportunities for Top Image Systems, and through the quarter we have been aggressively pursuing these alliances. Two large projects we targeted for close with partners this quarter were delayed because of the complexities intrinsic to the partner model. Nevertheless, these deals remain in our pipeline and we expect to close them in the coming months.”

“In summary, we see positive mobile capture results, steady growth in SaaS and promising prospects for our new eFLOW Lending solution for mortgage and loan processing,” concluded Mr. Schrader. “eFLOW Lending is the first in a series of intelligent process applications we plan to launch, each of which will leverage the combined values of eFLOW and CloudDocs technologies in one exceptional end-to-end digital business solution that simultaneously optimizes both operations and customer experience.”

First Quarter 2015 Year over Year Results

Revenues: Total revenues for the first quarter were $8.3 million, a 3% growth over the $8.1 million achieved in the first quarter of 2014. License and SaaS revenues for the first quarter were $4.8 million, compared to $3.8 million for the first quarter last year. Recurring revenues for the first quarter were $4.8 million, an increase of 84% year-over-year.

The Company’s revenues and expenses were affected by the significant devaluation of the Euro, as well as of the British Pound and other leading Asia Pacific and Latin American currencies.  Based on our analysis, the TIS currency basket was lower by 14.4% in the first quarter this year compared to the first quarter of 2014.

Gross Profit: Gross profit for the first quarter was $4.5 million, compared to $5.2 million for the first quarter of 2014, a decrease of 13%. Gross margin for the quarter was 54%, compared to a gross margin of 64% in Q1 2014. Cash gross margin excluding depreciation, options and amortization related to the eGistics acquisition was 59%

Adjusted EBITDA and Earnings: Adjusted EBITDA was $8 thousand, compared to Adjusted EBITDA of $0.4 million for the first quarter of 2014. Non-GAAP diluted loss per share was $0.03 compared to earnings of $0.02 for the first quarter of 2014. GAAP net loss was $1.0 million compared to a GAAP net gain of $0.1 million for the first quarter of 2014. GAAP diluted loss per share was $0.06 compared to a $0.01 gain per share for the first quarter of 2014.  2015 results include the contributions from the eGistics acquisition closed in 2014.

Q2 2015 Expectations

We expect Q2 2015 revenues to grow sequentially over Q1 2015 by double digits. We continue to expect in the upcoming quarters of 2015 to grow revenues and profitability sequentially throughout the year.

Conference Call

The Company will host a conference call and webcast today at 10:00 am ET, during which TIS management will present and discuss the financial results and be available to answer any questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below.  Please begin placing your calls at least 5 minutes before the conference call commences.  If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number:	1-201-689-8560
Israel Toll-Free Dial-in Number:	1-809-406-247

The conference call is scheduled to begin at:

     10:00 am Eastern Time
     7:00 am Pacific Time
     5:00 pm Israel Time

To join the live webcast, please click on the following link:  http://public.viavid.com/index.php?id=114165For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=114165

*Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including, without limitation, adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Adjusted EBITDA margin, Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations”.

The presentation of these non-GAAP financial measures should be considered as an addition to TIS' GAAP results provided in the attached financial statements for the first quarter ended March 31, 2015, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain charges and gains that may not be indicative of TIS' core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS' historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

TIS Company Contact:
Shelli Zargary
Director of Corporate Marketing and Investor Relations
shelli.zargary@topimagesystems.com
+972 3 767 9114

TIS Investors:
James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	March 31,	December 31,
	2015	2014
	In thousands
	Unaudited	Audited

Assets

Current Assets:
Cash and cash equivalents	$5,038	$4,386
Restricted cash	68	132
Trade receivables, net	11,112	12,034
Other accounts receivable and prepaid expenses	1,687	787
Deferred tax asset	748	749

Total current assets	18,653	18,088

Long-Term Assets:
Severance pay funds	1,321	1,235
Restricted cash	307	366
Non-current deferred tax assets	522	522
Long-term deposits and long-term assets	229	245
Property and equipment, net	1,538	1,180
Intangibles assets, net	5,984	6,293
Goodwill	19,116	19,377

Total long-term assets	29,017	29,218

Total Assets	$47,670	$47,306

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$1,942	$1,593
Deferred revenues	6,876	3,573
Deferred tax liability	152	133
Accrued expenses and other accounts payable	3,138	3,815

Total current liabilities	12,108	9,114

Long-Term Liabilities:

Accrued severance pay	$1,455	$1,378
Non-current deferred revenues	846	2,212
Deferred tax liability	266	318
Other long-term liabilities	726	447

Total long-term liabilities	3,293	4,355

Total Liabilities	$15,401	$13,469

Total parent shareholders' equity	$32,259	$33,831
Non-controlling interest	10	6
Shareholders' Equity	32,269	33,837

Total Liabilities and Shareholders' Equity	$47,670	$47,306

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended
	March 31,	March 31,
	2015	2014
	In thousands, except per share data
	Unaudited

Revenues	$8,261	$8,054

Cost of revenues	3,777	2,885

Gross profit	4,484	5,169

Expenses

Research and development	1,112	1,012
Selling and marketing	2,672	2,811
General and administrative	1,187	1,110
Amortization costs	74	-

	5,045	4,933

Operating income (loss)	(561)	236

Financing income (expenses), net	(356)	8

Other income, net	3	8

Income (loss) before taxes on income	(914)	252

Tax expenses	77	122

Net income (loss)	(991)	130

Net income attributable to noncontrolling interest	(4)	-

Net income (loss)	$(995)	$130

Earnings per Share

Basic earning (loss) per share	$(0.06)	$0.01

Weighted average number of shares used in computation of basic net income (loss) per share	17,828	14,110

Diluted earning (loss) per share	$(0.06)	$0.01
Weighted average number of shares used in computation of diluted net (loss) earnings per share	17,828	14,672

Adjusted EBITDA results:

	Three months ended	Three months ended
	March 31,	March 31,
	2015	2014
	In thousands, except per share data

Adjusted EBITDA:
Net income (loss)	$(995)	$130
Interest	31	-
Exchange rate differences	284	(27)
Taxes	77	122
Depreciation	146	43
Amortization	336	-
Stock-based compensation expenses	129	149
Total Adjusted EBITDA	$8	$417

Reconciliation of GAAP to Non-GAAP results:

Net income (loss)	$(995)	$130
Amortization	336	-
Stock-based compensation expenses	129	149
Non-GAAP Net income (loss)	$(530)	$279

Non-GAAP Net income (loss) used for basic earnings per share	$(530)	$279
Shares used in basic earnings per share calculation	17,828	14,110
Non-GAAP basic earnings (loss) per share	$(0.03)	$0.02
Non-GAAP Net income (loss) used for diluted earnings per share	$(530)	$279

Shares used in diluted earnings per share calculation	17,828	14,672

Non-GAAP diluted earnings (loss) per share	$(0.03)	$0.02